November 8, 2023

VIA EDGAR

Eric McPhee

Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Filed February 8, 2023

File No. 001-34452

Dear Mr. McPhee and Mr. Esquivel:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).

Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Item 8. Financial Statements and Supplementary Data

Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net Risk Rating, page 69

1.

We note your response to prior comment 2. Please tell us what consideration was given to providing discussion in your Management’s Discussion and Analysis of Financial Condition and Results of Operations to further enhance a reader’s understanding of your perspective of assessing risk factors of your loan portfolio and assigning a risk rating. For example, further discussion may include providing a range of loan-to-value ratios of your loan portfolio or whether any factors are more indicative of assigned risk to loans. Please refer to Item 303(a) of Regulation S-K.

Company Response:

In response to the Staff’s comment, in future filings, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Portfolio Management,” the Company expects to include (1) the language on page 69 of the Form 10-K regarding how it assesses risk factors of its loan portfolio and assigns a risk rating; (2) the disclosure the Company proposed to include in future filings in response to the Staff’s second comment to the letter dated September 29, 2023 regarding how (a) the Company applies various factors on a case-by-case basis depending on the facts and circumstances for each loan and (b) the different factors may be given different weightings in different situations; (3) disclosure regarding how such assignment of a risk rating is based on a holistic assessment of a variety of factors whereby no single factor on its own is given more weight in the assessment or is prescriptive as to which specific risk factor rating is assigned to a specific loan; and (4) the weighted-average origination loan to value ratio of its loan portfolio, all as substantially as set forth on Annex A hereto.

* * * * *

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned, at (917) 286-5908, or Andrew Epstein of Clifford Chance US LLP, counsel to the Company, at (212) 878-8332.

Sincerely,

/s/ Anastasia Mironova

Anastasia Mironova

Chief Financial Officer, Treasurer and Secretary

cc:	Apollo Commercial Real Estate Finance, Inc.

Stuart Rothstein

Clifford Chance US LLP

Andrew Epstein

Annex A

Portfolio Management

Our portfolio benefits from our core investment strategy whereby we target assets that are secured by institutional quality real estate throughout the United States and Europe. As discussed in Item 1. “Business—Investment Strategy” of this annual report in Form 10-K, the Manager has implemented underwriting standards which place a particular emphasis on due diligence of prospective investments’ sponsors and borrowers, as well as assessment of risk/return profile and appropriate structure of each investment opportunity. As of December 31, 2022, our portfolio’s weighted-average origination loan to value (“LTV”) ratio was 59%, excluding risk-rated 5 loans. This reflects significant equity value which we believe our loan sponsors would be committed to protect during periods of volatility and market disruption.

We maintain a strong relationship with our borrowers and actively manage the assets in our portfolio on an ongoing basis. A dedicated team of asset management professionals performs surveillance of all loans in our portfolio, on an individual basis, from closing through final repayment. This robust monitoring process includes continuous assessment of asset level performance against underwritten criteria, changes in borrowers’ financial position, as well as impact of macroeconomic trends and microeconomic developments on loan assets and respective underlying collateral performance.

In addition to ongoing asset management, as further described in “Note 4—Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net” to our consolidated financial statements, we perform a quarterly review of our portfolio whereby each loan is assigned a risk rating of “1” through “5,” from less risk to greater risk, respectively. This analysis includes assessment of loans based on a variety of factors, including, without limitation, LTV ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan, and project sponsorship. In performing the analysis with respect to each loan, these various factors are assessed holistically, with a focus on their interplay, whereby no single factor on its own (whether quantitative or qualitative) is given more weight in the assessment or is prescriptive as to which specific risk rating is assigned to a specific loan. We apply these various factors on a case-by-case basis depending on the facts and circumstances for each loan, and the different factors may be given different weightings in different situations. As of December 31, 2022 and 2021, the weighted-average risk rating of the loan portfolio was 3.0 and 3.1, respectively.

The following table presents the carrying value of our loans by internal risk rating as of December 31, 2022 and 2021, respectively ($ in thousands):

	December 31, 2022			December 31, 2021
Risk Rating	Number of Loans	Total	% of Portfolio	Number of Loans	Total	% of Portfolio
1	—	$—	—%	—	$—	—%
2	2	65,943	0.8%	1	32,000	0.4%
3	54	8,401,925	96.5%	62	7,372,081	93.5%
4	2	27,451	0.3%	1	81,980	1.0%
5	3	212,895	2.4%	3	404,787	5.1%

Total	61	$8,708,214	100.0%	67	$7,890,848	100.0%

General CECL Allowance(1)		(26,224)			(33,588)

Total carrying value, net		$8,681,990			$7,857,260

(1)

$4.3 million and $3.1 million of the General CECL Allowance for 2022 and 2021, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our condensed consolidated balance sheets.

A-1